Christine M. DeBiase

General Counsel and Corporate Secretary

Brighthouse Financial, Inc.

Gragg Building

11225 North Community House Road

Charlotte, North Carolina 28277

Tel (980) 949-3626         Fax (212) 251-1546

June 22, 2017

Via EDGAR and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Brighthouse Financial, Inc.
Amendment No. 3 to Form 10-12B
Filed June 2, 2017
File No. 001-37905

Dear Ms. Hayes:

This letter responds to the comments set forth in the letter, dated June 13, 2017, to Anant Bhalla, Chief Financial Officer of Brighthouse Financial, Inc. (the “Company” or “we”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 3 to the registration statement on Form 10 filed with the Commission on June 2, 2017 (the “Registration Statement”).

Concurrently with this letter, the Company is electronically transmitting Amendment No. 4 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the comments of the Staff as well as other changes. We have enclosed for your convenience one copy of the Amendment that has been marked to show changes made to Amendment No. 3 to the Registration Statement.

Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to the page numbers of the third amendment to the Information Statement and the page references in the responses refer to page numbers in the fourth amendment to the Information Statement. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Amendment.

Exhibit 99.1 — Information Statement

Forward-Looking Statements

1.	Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements in both letters to shareholders are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

June 22, 2017

Response: The Company has revised the text of each of the Chief Executive Officers’ letters to shareholders as highlighted below (changes from the previous text in bold, underlined or struckthrough text):

Letter from Steven A. Kandarian to MetLife shareholders:

Forward-Looking Statements

This letter may contain or incorporate by reference information that includes or is based upon forward-looking statements [~~within the meaning of the Private Securities Litigation Reform Act of 1995~~]. Forward-looking statements give expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “will,” “expect,” “become,” “remain,” “believe,” “plan,” and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining the actual future results of MetLife, Inc., its subsidiaries and affiliates. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements. Risks, uncertainties, and other factors that might cause such differences include the risks, uncertainties and other factors identified in MetLife, Inc.’s most recent Annual Report on Form 10-K (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”), any Quarterly Reports on Form 10-Q filed by MetLife, Inc. with the SEC after the date of the Annual Report under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors,” and other filings MetLife, Inc. makes with the SEC. MetLife, Inc. does not undertake any obligation to publicly correct or update any forward-looking statement if MetLife, Inc. later becomes aware that such statement is not likely to be achieved. Please consult any further disclosures MetLife, Inc. makes on related subjects in reports to the SEC.

Letter from Eric T. Steigerwalt to Future Brighthouse Financial Shareholders:

Forward-Looking Statements

This letter may contain or incorporate by reference information that includes or is based upon forward-looking statements [~~within the meaning of the Private Securities Litigation Reform Act of 1995~~]. Forward-looking statements give expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “will,” “seek,” “intend,” “over time,” “aim,” “believe,” and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining the actual future results of Brighthouse Financial, Inc., its subsidiaries and affiliates. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements. Risks, uncertainties, and other factors that might cause such differences include the risks, uncertainties and other factors identified in Brighthouse Financial, Inc.’s disclosures filed with the U.S. Securities and Exchange Commission (the “SEC”). Brighthouse Financial, Inc. does not undertake any obligation to publicly correct or update any forward-looking statement if Brighthouse Financial, Inc. later becomes aware that such statement is not likely to be achieved. Please consult any further disclosures Brighthouse Financial, Inc. makes on related subjects in reports to the SEC.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

June 22, 2017

MetLife U.S. Retail Separation Business

Notes to Combined Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies

Stock-Based Compensation, page F-32

2.	We note your response to revised comment 6, as provided to you by the staff on a call on May 23, 2017, and the revised disclosures in the filing. Regarding stock-compensation expense, please tell us the expected impact on your financial statements upon the separation and, if material, quantify in the notes to the pro forma information and elsewhere as appropriate pursuant to Rule 11-02(b)(5) of Regulation S-X.

Response: The separation will not lapse, accelerate, or waive any Company employee service requirements for MetLife stock compensation awards. Rather, the separation, being the disaffiliation of the Company from MetLife, will constitute the end of the Company’s employees’ employment with MetLife and its affiliates. Accordingly, Company employees who have satisfied MetLife service requirements on or before that date will retain their awards or otherwise will forfeit those awards according to their terms.

The Company intends to establish arrangements to pay cash compensation to its employees related to their forfeiture of certain MetLife stock compensation caused by the separation. The Company service requirements for such compensation would mirror the service requirements for their forfeited MetLife stock compensation that remain unfulfilled as of the separation. Accordingly, the Company would incur costs for such compensation over time if and as employees satisfied such service requirements. The Company does not expect such costs to be material.

The Company has expanded the disclosures in the Information Statement as highlighted below (changes from the previous text in bold, underlined or struckthrough text):

Executive Compensation Program – Page 292

Our executive officers have participated in MetLife stock-based compensation plans, the costs of which have been allocated to the Company and recorded in the combined statements of operations. The separation will not lapse, accelerate, or waive any Company employee service requirements for MetLife stock compensation awards. Rather, [~~W~~]we anticipate that our separation from MetLife, being the disaffiliation of the Company from MetLife, will constitute the end of our employees’ employment with MetLife and its affiliates, and that their MetLife stock compensation awards will be retained or forfeited according to their terms. Accordingly, as of the separation those awards will have either been forfeited or fully expensed.

The Company intends to establish arrangements to pay cash compensation to its employees related to their forfeiture of certain MetLife stock compensation caused by the separation. The Company service requirements for such compensation would mirror the service requirements for their forfeited MetLife stock compensation that remain unfulfilled as of the separation. The Company does not expect such costs to be material.

We also anticipate that, in accordance with the requirements of the plans, the MetLife Board or an appropriate committee will determine what adjustments, if any, to make to outstanding awards and the number of shares reserved for issuance under MetLife’s stock compensation plans in order to prevent the dilution or enlargement of participants’ rights under the plans.

Other Related Person Transactions – Page 311

Stock-Based Compensation Plans

Our employees have participated in MetLife, Inc. stock-based compensation plans, the costs of which have been allocated to us and recorded in the combined statements of operations. The separation will not lapse, accelerate, or waive any Company employee service requirements for MetLife stock compensation awards. Rather, [~~W~~]we anticipate that our separation from MetLife, being the disaffiliation of the Company from MetLife, will constitute the end of our employees’ employment with MetLife and its affiliates, and that their MetLife stock compensation awards will be retained or forfeited according to their terms. Accordingly, as of the separation those awards will have either been forfeited or fully expensed.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

June 22, 2017

The Company intends to establish arrangements to pay cash compensation to its employees related to their forfeiture of certain MetLife stock compensation caused by the separation. The Company service requirements for such compensation would mirror the service requirements for their forfeited MetLife stock compensation that remain unfulfilled as of the separation. The Company does not expect such costs to be material.

We also anticipate that, in accordance with the requirements of the plans, the MetLife Board or an appropriate committee will determine what adjustments, if any, to make to outstanding awards and the number of shares reserved for issuance under MetLife’s stock compensation plans in order to prevent the dilution or enlargement of participants’ rights under the plans.

MetLife U.S. Retail Separation Business

Notes to the Interim Condensed Combined Financial Statements (Unaudited)

9. Related Party Transactions – Page F-226

Stock-Based Compensation Plans

The Company’s employees have participated in MetLife, Inc. stock-based compensation plans, the costs of which have been allocated to the Company and recorded in the combined statements of operations. The separation will not lapse, accelerate, or waive any Company employee service requirements for MetLife stock compensation awards. Rather, [~~T~~]the Company anticipates that its separation from MetLife, being the disaffiliation of the Company from MetLife, will constitute the end of its employees’ employment with MetLife and its affiliates, and that their MetLife stock compensation awards will be retained or forfeited according to their terms. Accordingly, as of the separation those awards will have either been forfeited or fully expensed.

The Company intends to establish arrangements to pay cash compensation to its employees related to their forfeiture of certain MetLife stock compensation caused by the separation. The Company service requirements for such compensation would mirror the service requirements for their forfeited MetLife stock compensation that remain unfulfilled as of the separation.

The Company also anticipates that, in accordance with the requirements of the plans, the MetLife Board or an appropriate committee will determine what adjustments, if any, to make to outstanding awards and the number of shares reserved for issuance under MetLife’s stock compensation plans in order to prevent the dilution or enlargement of participants’ rights under the plans.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

June 22, 2017

Please contact me at (980) 949-3626 with any questions you may have regarding the Registration Statement. Electronic mail transmissions may be sent to me at cdebiase@brighthousefinancial.com and facsimile transmissions may be sent to my attention at (212) 251-1546.

Sincerely,

/s/ Christine M. DeBiase
Christine M. DeBiase

Copies to:

Anant Bhalla

Brighthouse Financial, Inc.

Stephen Gauster

MetLife, Inc.

John Schwolsky

Willkie Farr & Gallagher LLP

Benjamin Nixon

Willkie Farr & Gallagher LLP